SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 09, 2017

I. Date, Time and Place: May 09, 2017, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Calling: Made by e-mail, pursuant to article 19, paragraph 1 of its Bylaws, its receipts was confirmed by all the members of the Board of Directors of the Company. III. Attendance: Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino. IV. Presiding Board: Mr. Joaquim Constantino Neto was the chairman of the meeting, and invited me, Richard Freeman Lark Jr., to act as secretary of the meeting. V. Agenda: To pass the resolution on the following matters: (i) the approval of the Financial Statements of the Company for the first quarter of 2017, with special revision by Ernst & Young Auditores Independentes S.S. (“EY”); (ii) election of the members of the  Committees and Subcommittee of the Company; (iii) the revision and approval of the new Bylaws of the People and Corporate Governance Committee; (iv) the approval of granting, in favor of BBM, a guarantee (aval) and a security interest in the form of a fiduciary sale (alienação fiduciária) of shares of Smiles S.A., owned by the Company, to GOL Linhas Aéreas S.A. (“GOL”), it’s subsidiary, in order to guarantee the performance of the obligations of GOL in the StandBy Letter of Credit to be issued with Banco BBM S.A.; (v) the approval of the execution of an agreement to be entered by GAC Inc. (“GAC”), it’s subsidiary, and RPK Capital Management, LLC., in 2017 year, for assignment of rights set forth in the Purchase Agreement Nº 3780, entered by GAC and Boeing on October 1st, 2012, referring to the Boeing 787-800 aircraft, with serial number 43991, 43993, 43994 e 43995 of the payment of Pre-Delivery Payments. VI. Resolutions: After the necessary explanations were provided, and after detailed review of the documents referring to the matter hereof, were approved, by unanimous vote of presents: (i) the Financial Statements of the Company for the first quarter of 2017, with special review by EY. Accordingly, one copy of the Financial Statements, duly approved and initialed by the Chairman and the Secretary of the meeting, will be filed with the head-office of the Company and disclosed on the due date; (ii) the election of the following members, for a term of 1 (one) year counted from this date, for the following Committees and Subcommittee of the Company: (a) Statutory Audit Committee: Messrs. (1) André Béla Jánszky, Brazilian, married, lawyer, bearer of Identity Card RG nº 38.409.140-4, issued by SSP/SP, and enrolled with the CPF/MF Individual Taxpayer Registry under nº 346.695.188-79; (2) Antonio Kandir, Brazilian, divorced, engineer, holder of Identity Card RG no. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/MF under nº 146.229.631-91; and (3) Francis James Leahy Meaney, american, married, economist, bearer of National Register of Foreigners nº V218988-N, enrolled with the CPF/MF under nº 054.404.117-80, being Mr. André Béla Jánszky, the member who complies with the legal requirements as provided for in Article 31-C, paragraphs 5º and 6º of INCVM 481/09 and the U. S. Securities Act, from 1933; (b) People and Corporate Governance Committee: Messrs. (1) Constantino de Oliveira Junior, Brazilian, married, businessman, holder of Identity Card RG no. 929.100, issued by SSP/DF, and enrolled with the CPF/MF under nº 417.942.901-25; (2) André Béla Jánszky, already qualified; (3) Paulo Sergio Kakinoff, Brazilian, married, business manager, holder of Identity Card RG no. 25.465.939-1, issued by SSP/SP, and enrolled with the CPF/MF under nº 194.344.518-41; (4) Antonio Kandir, already qualified; (5) Betânia Tânure de Barros, Brazilian, married, psychologist, holder of Identity Card RG no. M-1.072.104, and enrolled with CPF/MF under nº 385.001.086-49; and (6) Paulo Cézar Aragão, Brazilian, divorced, lawyer, holder of Identity Card OAB/RJ no. 21.560 and enrolled with CPF/MF under nº 174.204.407-78; (c) Financial Policy Committee: Messrs. (1) Constantino de Oliveira Junior; already qualified; (2) André Béla Jánszky, already qualified; (3) Antonio Kandir, already qualified; (4) Paulo Sergio Kakinoff, already qualified; and (5) Richard Freeman Lark Jr., Brazilian, single, businessman, holder of Identity Card RG no. 50.440.294-8, issued by SSP/SP, and enrolled with the CPF/MF under nº 214.996.428-73; (d) Risk Policies Committee: Messrs. (1) Constantino de Oliveira Junior; already qualified; (2) Antonio Kandir, already qualified; (3) Paulo Sergio Kakinoff, already qualified; and (4) Richard Freeman Lark Jr., already qualified; (e) Alliances Committee : Messrs. (1) Constantino de Oliveira Junior, already qualified; (2) Paulo Sergio Kakinoff, already qualified; (3) William Charles Carroll, citizen of the United States of America, married, accounting, holder of Passport of the United States of America No. 028.889.023; and (4) Pieter Elbers, Dutch, married, business manager, with Passport of Netherlands No. BN139PP18; and (f) Accounting and Tax and Financial Statements Subcommittee: Messrs. (1) Valdenise dos Santos Menezes, Brazilian, married, accounting, holder of Identity Card RG no. 05.929.893-5, issued by Detran/RJ, and enrolled with the CPF/MF under nº 836.229.937-15; (2) Marcos da Cunha Carneiro, Brazilian, married, economist, holder of Identity Card No. 04.831.135-1, issued by IFP, and enrolled with the CPF/MF under nº 663.964.337-53; and (3) Natan Szuster, Brazilian, married, accountant, holder of Identity Card R.G. no. 2.964.224, issued by the DETRAN/RJ, and enrolled with the CPF/MF under nº 388.585.417-15; all of them domiciled at Praça Comandante  Linneu Gomes, s/n, Portaria  3,  Jardim Aeroporto, in the city of São Paulo, State of São Paulo, CEP 04626-020; (iii) the new Bylaws of the People and Corporate Governance Committee, in accordance with Annex I, duly reviewed by the management of the Company, in replace of the Bylaws in force, approved in the Board of Directors Meeting held on December 20, 2010; and (iv) the granting, in favor of BBM, a guarantee (aval) and a security interest in the form of a fiduciary sale (alienação fiduciária) of shares of Smiles S.A., owned by the Company, to GOL Linhas Aéreas S.A. (“GOL”), its subsidiary, in order to guarantee the performance of the obligations of GOL in the StandBy Letter of Credit to be issued with Banco BBM S.A. The Executive Officers of the Company are authorized herein to perform in all acts and obligations necessaries to comply with the matter approved herein; (v) the execution of an agreement to be entered by GAC and RPK Capital Management, LLC., in 2017 year, for assignment of rights set forth in the Purchase

Agreement Nº 3780, entered by GAC and Boeing on October 1st, 2012, referring to the Boeing 787-800 aircraft, with serial number 43991, 43993, 43994 e 43995 of the payment of Pre-Delivery Payments. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Joaquim Constantino Neto – Chairman; Richard Freeman Lark Jr. – Secretary. Members of the Board of Directors: Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, May 09, 2017.

___________________________________ Joaquim Constantino Neto Chairman	____________________________________ Richard Freeman Lark Jr. Secretary

ANNEX I

BYLAWS OF THE PEOPLE AND CORPORATE GOVERNANCE COMMITTEE (CGCP)

Article 1: The People and Corporate Governance Committee (“Committee” or “CGCP”) is a support body of the Board of Directors of the Company, with no resolution powers, and has following functions and responsibilities:

(a)    Promote and ensure the good performance of the Board of Directors and for their relationship with the Executive Officers of the Company and the shareholders of the Company;

(b)   Prepare profiles for the positions in the Board of Directors and Committees, and analyze the profiles of the Executive Officers Board of the Company;

(c)    Ensure the existence of a succession policy for the Board of Directors and the Company's critical positions;

(d)    Review periodically the Code of Ethics, Manual for Disclosure and Use of Information and Trading Policy for Securities issued by the Company, Conduct Manual and any other documents of the Company related to ethics, Compliance and people;

(e)    Review on an annual basis the performance and competencies (1) of the Directors, including recommending their reelection or no as Directors at the end of their term of office, or whenever there is a significant change to their status, and (2) the Chief Executive Officer, as well as review the recommendations made by the Chief Executive Officer of the other members of the Board of Executive Officers of the Company;

(f)     Review on an annual basis the compensation and benefits of the Executive Officers, based on best market practices, as well as individual and company-related responsibilities and performance;

(g)     Review periodically  the compensation and benefits of the Directors, based on best market practices;

(h)    Review on a periodical basis the people management policies, including salaries, bonus, incentive plans and any additional benefits to the collaborators of the Company and verify if they are compatible with the market;

(i)     Review on a periodical basis the guidelines related to the company’s Management Model regarding the culture, organizational climate and leadership development;

(j)     Review on a periodical basis the education program for new Directors and development programs for the CEO, the Board of Executive Officers and the Board of Directors;

(k)    Establish annually a list with the priority issues to be addressed by the Committee, and;

(l)     Submit annually to the Board of Directors the activities performed by the CGCP, including suggestions for improvement and best practices.

Article 2. CGCP shall receive and review the following reports:

•         Participation of each member in the meetings of the Board of Directors and meetings of committees;

•         Report or presentation by the Legal Officer of the Company on legal and regulatory matters that affect the Company's governance, including analysis of the need for changes in the Board of Directors, committee or in governance policies;

•         Report or submission by the Human Resources Officer on Human Resources and Organizational Development issues that affect the business performance and philosophy.

Article 3. The CGCP shall be composed of up to six (6) members elected by the Board of Directors, being effective members, the Chairman of the Board of Directors and two Directors elected for 1-year offices, entitled to reelection. At discretion of the Board of Directors, external experts may be appointed to compose the CGCP.

Article 4. The CGCP shall have a Secretary chosen by common agreement at the time of the first meeting of the Committee, who shall exercise his/her function for the period of 1 (one) year.

Article 5. The CGCP shall hold an ordinary meeting on a quarterly basis, and an extraordinary meeting, whenever called by the Secretary.

Article 6. A minimum quorum of 3 (three) members is required for the CGCP to to pass a valid resolution, being such resolutions taken by majority.

Sole Paragraph: In the absence of the minimum quorum established in the main section of this article, the Secretary shall call a new meeting, which shall be held observing the urgency required for the matter to be addressed.

Article 7. The meetings of the CGCP shall be called by written or electronic means (including e-mails).

Article 8. The decisions of the CGCP shall be taken by majority of votes, and the out-voted member may consign his/her vote in the Minutes of the relevant meeting.

Article 9. Minutes of all meetings of the Committee shall be drawn up, and shall contain the signatures of the Chairman and the Secretary.

Article 10. Any acting member of the CGCP shall be entitled to request and examine, individually, the books and other corporate documents, making comments and notes, which shall be discussed and decided upon in the relevant meetings, provided that such books and  documents refer to the matters under the Committee’s responsibility, under Article 1. The documents can only be examined at the Company’s registered office and upon previous request.

Article 11. The requests for information and/or clarification on the corporate businesses on the initiative of any member of the CGCP shall be presented before the Company’s management bodies, upon request signed by the CGCP Secretary.

Article 12. The Secretary shall:

(a) Arrange the calling of the members of the Committee for the meetings, within at least 5 (five) business days in advance; and

(b) Request the Company’s management the information and/or clarifications considered necessary as provided in article 10 above.

Sole Paragraph: The Secretary shall request the availability of other persons to support the CGCP meetings, with the authorization of the Chairman.

Article 13. The attendance of the members of the CGCP in General Meetings and Meetings of the Board of Directors of the Company in response to the requests for information prepared by the shareholders and directors can be required by the Board of Directors, which shall be in writing, within at least 5 (five) days in advance.

Article 14. The CGCP shall propose the Board of Directors the approval of policies on the matters under their responsibility provided hereunder.

Article 15. The CGCP shall be part and coordinate a work group, which may include experts, to promote the performance of the Committee’s policies and the policies and guidelines determined by the Board of Directors providing on he matters under their responsibility, under Article 1 above.

Article 16. The cases not provided herein shall be decided by the Board of Directors.

[Gol Linhas Aéreas Inteligentes S.A., Bylaws of the People and Corporate Governance Committee, approved by the Board of Directors Meeting held on May 09, 2017.]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.